[Letterhead of Quest Diagnostics Incorporated]

July 11, 2011

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
June 24, 2011 Supplemental Response to
Form 10-K for Fiscal Year End December 31, 2010
Filed February 16, 2011
Form 10-Q for Quarterly Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated June 24, 2011 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K and Form 10-Q filings identified above.  Set forth below are the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Note 15. Commitments and Contingencies, page F-31

1.
We note from your response to comment one of our letter dated April 25, 2011 that settlement discussions related to the MediCal matter evolved rapidly. Please provide us with an analysis of the settlement discussions between December 31, 2010 and May 9, 2011. The analysis should include a timeline of when the discussions took place, the developments that occurred related to each discussion, and an analysis of how the developments impacted your conclusions regarding the likelihood that the loss will be confirmed in the future.

Response: As disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2010, the Company had reached an understanding, which was highly conditioned, during the fourth quarter of 2010 to settle the MediCal matter pursuant to which the Company would pay $241 million.  However, as a result of subsequent discussions with the California Department of Justice (“DOJ”), as of the issuance of the Company’s financial statements for 2010, the Company had concluded that it was not probable that a liability had been incurred as of that date because:

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

(1) the Company believed that it was in compliance in all respects with Medi-Cal billing regulations, including Section 51501 of Title 22 of the California Code of Regulations, the principle regulation in dispute (in the final settlement agreement the Company was provided with a full release for all the alleged claims and did not admit to any level of non-compliance with Medi-Cal billing regulations); (2) settlement discussions were at an impasse, and there was no assurance that a settlement agreement would ever be reached; (3) the Company was unwilling to settle without reaching a global agreement that would resolve all outstanding issues, including those referred to in the Company’s April 13, 2011 letter to the Staff; and (4) the Company was prepared to vigorously defend itself in the ongoing litigation, and remained prepared to do so absent resolution of all outstanding issues.

The principal reason for the impasse in December was the position of the Department of Health Care Services (“DHCS”), which was not a party to the litigation but whose approval, agreement on key issues, and signature were nonetheless required for there to be any settlement.  In late December, DHCS informed the DOJ, with whom the Company had been negotiating, that (1) DHCS would not agree to any of the Company’s proposals regarding the prospective application of Section 51501 to the Company’s future claims, and (2) DHCS believed that $241 million was an insufficient amount to resolve past claims.

The likelihood of any settlement – as opposed to litigating the case through trial and appeal – was not probable as of the issuance of the Company’s 2010 10-K, and until the very end of the negotiating process in May 2011, because the acceptability of a settlement to all parties depended on a host of complex and closely interrelated issues including (a) an amount the Company would pay to resolve all claims for past (pre-settlement) conduct; (b) the prospective application and enforcement of Section 51501 against the Company by the DOJ and DHCS; (c) the prospective reporting requirements for the Company (to DHCS) under Section 51501; (d) the scope of releases from the State and the qui tam relators for past actions; (e) the availability and scope of DOJ and DHCS forbearances and covenants not to sue or suspend the Company going forward; (f) the mechanism for resolving future disputes under Section 51501 during the settlement agreement term and thereafter; and (g) the “share” of the ultimate settlement amount that the relators would receive so that the relators would agree to the settlement.  If the parties could not reach agreement on any one of these terms, the Company was unwilling to resolve the matter through settlement – and, in fact, the litigation process continued during settlement discussions.

Without breaching its agreement to maintain the confidentiality of settlement discussions, the Company can further state generally as follows.  After the impasse in December 2010, the Company first sent a modified settlement proposal to the plaintiffs on February 3, 2011.  The February 3, 2011 proposal (1) was fundamentally different, with respect to how to resolve all of the issues listed above, from the December 2010 DOJ/DHCS position that led to impasse (except for the relators’ “share” issue, which was not addressed in any proposal until the end of the negotiations), and (2) represented a significant departure from the Company’s earlier position regarding how to resolve several of the most important issues (described in the preceding paragraph).  After receiving the Company’s February 3, 2011 proposal, the attorneys for the

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

plaintiffs asked a number of questions about it, but did not respond to it until March 7, 2011.  Thus, as of February 16, 2011, the date that the Company issued its Annual Report on Form 10-K for the year ended December 31, 2010, including its 2010 financial statements, (1) the parties remained at impasse, (2) the plaintiffs had not even responded to the Company’s settlement proposal of February 3, 2011 and (3) the Company continued to believe that the likelihood of any settlement was not probable.  Accordingly, as of February 16, 2011 the Company concluded that it was not probable that a liability had been incurred.

On March 7, 2011, DOJ’s attorneys responded to the Company with a new settlement proposal of their own, which (1) was significantly different in a number of material respects from the Company’s February 3, 2011 draft proposal and (2) contained multiple provisions that were entirely unacceptable to the Company.  Following the plaintiff’s March 7, 2011 proposal, during the period from April 1, 2011 through May 2, 2011, numerous drafts of settlement proposals were exchanged between the Company and DOJ/relators’ counsel (but not DHCS).

An agreement in principle between DOJ/relators’ counsel and the Company’s management (but not DHCS) was reached on all terms material to the Company on May 2, 2011 (other than the size of the relators’ share of the settlement payment, which was resolved on May 6, 2011).  As of May 2, 2011, the Company still had not received assurances that DHCS (which had objected to the settlement in December) would approve the settlement.  However, based on assurances that the Company’s counsel subsequently received from plaintiffs’ counsel that DHCS was likely to approve the settlement as written, the Company determined on May 9, 2011 that an agreement in principle had been concluded as to all parties.  Based upon its determination that an agreement in principle had been reached, the Company determined that a loss was probable and estimable and recorded a liability for the matter in the Company’s financial statements for the quarter ended March 31, 2011.

Form 10-Q for the quarter ended March 31, 2011
Note 11. Commitments and Contingencies, page 17

2.
We note in the third paragraph on page 18 that you agreed to provide Medi-Cal with a discount until the end of July 2012. Please tell us how you are accounting for the discount and the basis for the accounting treatment. In addition, tell us, and disclose to the extent material, the impact the discount will have to your revenues.

Response:  On May 19, 2011, the Company finalized a settlement agreement and release with the California Department of Health Care Services, the California Attorney General’s Office and the qui tam relator.  The terms of the agreement require the Company to comply with certain reporting obligations regarding its pricing for a limited time period. However, the agreement provides the Company the option, for a transitional period (through July 31, 2012), to provide Medi-Cal with a discount (the “Transitional Discount”) in lieu of such reporting.

The Company currently is electing to provide the Transitional Discount in lieu of reporting.  For so long as the Company continues this election during the transitional period, the Company will bill, in accordance with the Transitional Discount,  a specified percentage (initially no more than 85%) of Medi-Cal’s published fee schedule for services performed for Medi-Cal beneficiaries during that period.  If during the transitional period the Company elects to comply with the reporting obligations, it will bill Medi-Cal without regard to the Transitional Discount.

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

In accordance with ASC 954-605-25-2 to 25-4 (Revenue from Health Care Services), the Company recognizes revenue for services rendered upon the completion of the testing process.  Billings for services reimbursed by third-party payers, including Medi-Cal, are recorded as revenues, net of allowances for differences between amounts billed and estimated receipts from such payers.  Therefore, the Company will record revenues from Medi-Cal, net of allowances for the Transitional Discount, upon completion of the testing process for Medi-Cal beneficiaries.

Consistent with the 2010 amount the Company disclosed in its 2010 Form 10-K, the 2011 and 2012 annual revenues earned from claims made to Medi-Cal, before the Transitional Discount, are expected to be approximately $65 million per year (less than 1% of consolidated net revenues).  The Company estimates that the Transitional Discount will reduce revenues earned from Medi-Cal by less than $10 million in each of those years.  These estimated impacts are not expected to be material to the Company’s consolidated revenues or net income in any year or quarter.  Therefore, the Company does not expect to provide further disclosure.

3.
We note in the sixth paragraph on page 18, your disclosure: “If a settlement is not finalized, the eventual losses related to these matters could be materially different than the amount recorded and could be material to the Company’s results of operations, cash flows and financial condition in the period that such matters are determined or paid.” Please tell us and disclose in future filings the estimated reasonably possible losses, range of loss, or a statement that such estimate cannot be made.

Response:  On May 19, 2011, the Company issued a press release announcing that it had finalized an agreement to settle the Medi-Cal lawsuit.  The terms of the agreement are consistent with those disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.  On June 16, 2011, the Company satisfied its financial obligation under the agreement by making a payment of $241 million.

The Company will provide updated disclosures regarding the finalization of the agreement to settle the Medi-Cal lawsuit in its Form 10-Q for the six month period ending June 30, 2011.

4.
We note in the fourth paragraph on page 19 your disclosure: “…While the Company believes that at least a reasonably possibility exists that losses may have been incurred, based on the nature and status of the investigations, the losses are either currently not probable or cannot be reasonably estimated.” This disclosure infers that some of the matters have reasonably possible losses that can be estimated. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. Please disclose this information, which may be aggregated, in your next Form 10-Q and provide us with your proposed disclosure.

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

Response:  The Company respectfully advises the Staff that, as of March 31, 2011, the Company concluded that there were no reasonably possible losses that could be estimated.  Therefore, no amounts or ranges of reasonably possible losses were disclosed.  The following is the Company’s proposed disclosure beginning with the Company’s Form 10-Q for the six month period ending June 30, 2011 (assuming that there are no changes in the facts and circumstances which lead the Company to change its conclusions from March 31, 2011):

“Several of these matters are in their early stages and involve responding to and cooperating with various government investigations and related subpoenas.  While the Company believes that at least a reasonable possibility exists that losses may have been incurred, based on the nature and status of the investigations, any potential losses cannot be estimated.”

In the future, should the Company conclude that there are reasonably possible losses that could be estimated, the Company will provide the disclosures required by ASC 450 (Loss Contingencies) on an aggregated basis.

5.
We note in the last paragraph on page 19 that you recorded liabilities for both asserted and incurred but not reported claims alleging negligence or other similar legal claims. You also disclose that the outcome of the claims may be material to the Company’s results of operations or cash flows in the period in which the impact of such claims is determined or paid. Please tell us and disclose in future filings the estimated reasonably possible losses or range of losses in excess of amounts accrued, or tell us why such disclosure is not necessary.

Response:  The Company respectfully advises the Staff that, as of March 31, 2011, the Company concluded that there were no reasonably possible losses or range of losses in excess of the amounts accrued for professional liabilities and other exposures.  Therefore, the Company did not disclose such amounts or range.

Given that establishing reserve estimates related to these types of matters involves a high degree of judgment, and management cannot predict the outcome of any claims made against the Company, the Company disclosed that the outcomes of the related proceedings or claims may be material to the Company’s operations or cash flows in the period in which the impact of such claims is determined or paid.  This is consistent with the Company’s critical accounting policy disclosure, contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, related to reserves for general and professional liability claims.

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

DEF14A, filed April 5, 2011

Compensation Discussion and Analysis, Page 18

6.	Please confirm that in future filings you will provide the disclosure required by Item 407(e)(4) of Regulation S-K.

Response:

The Company respectfully advises the Staff that for the year ended December 31, 2010, there were no transactions or relationships that required disclosure under Item 407(e)(4) of Regulation S-K.  Therefore, the Company relied upon Regulation S-K Compliance and Disclosure Interpretation 233.02, which provides as follows:

“If the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption (“Compensation Committee Interlocks and Insider Participation”).”

In future filings, the Company will provide the disclosure required under Item 407(e)(4) of Regulation S-K if there is a transaction or relationship during the applicable time period that requires such disclosure.

7.
We note the statements on pages 21 and 23 that you made adjustments to awards for “predefined” items, and that you made the adjustments to exclude “certain unusual or nonrecurring items and to incent management to make decisions that are focused on long-term value creation.” You also provide positive and negative figures in parentheses, some of which are in dollars. It is unclear what process you used for these adjustments, how they addressed “long-term value creation,” what items were taken into account and to what extent they materially affected the actual awards. Please advise in quantitative and qualitative terms of the significance of the changes that were made to the awards that would have been given prior to the adjustments. Also, please revise future filings to provide further disclosure of your policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals, and clarify the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(vi), (viii) and (ix) of Regulation S-K. Please provide draft disclosure.

Response:  When the Company’s Compensation Committee establishes the earnings per share from continuing operations performance standard for the year for purposes of the Senior Management Incentive Plan (“SMIP”), it retains discretion to adjust earnings per share from continuing operations as reported in the Company’s financial statements to ignore the effect of certain specified items.  For 2010, the Committee retained

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

discretion to adjust earnings per share from continuing operations for the   following items: (i) gains and losses from the sale of a business; (ii) charges related to the impairment of goodwill or intangible assets; (iii) charges related to reorganization and restructuring programs; (iv) charges related to the acquisition or integration of a company or business; (v) cumulative effect, or one-time gains or losses, associated with the adoption of accounting changes; (vi) extraordinary gains or losses; (vii) gains or losses on debt extinguishment and (viii) effects of changes in tax laws or the rate on deferred tax assets and liabilities.  The Committee selected these items because the Committee desires to incent management to focus on the operating performance of the Company and these items (1) reflect matters outside the control of participants which could create “windfall” benefits or undue penalties for participants (for example, changes in tax laws or accounting standards) or (2) accommodate the Committee’s concern not to inadvertently penalize participants for taking actions in the long-term interest of the Company and its shareholders (for example, a restructuring of operations) out of concern for the action’s short-term impact on earnings per share from continuing operations.  These adjustments may increase or decrease earnings per share from continuing operations for purposes of the SMIP.

After year end, the Compensation Committee determines whether or not to adjust earnings per share from continuing operations for any of the pre-identified items for purposes of determining SMIP award payouts.  For 2010, in the exercise of its discretion, the Committee adjusted earnings per share from continuing operations to exclude charges of $.09 per share related to certain 2010 restructuring programs.  The Committee made this adjustment to ensure that participants would not be penalized for having taken decisions that foster long-term value creation, by rationalizing operations and allowing for long-term reductions in cost, but that had a negative impact on 2010 earnings per share from continuing operations.  Had the Committee determined to not make the adjustment, the payout factor percentage for the performance measure for earnings per share from continuing operations would have been 73 instead of 97, and amounts under the headings “2010 Actual Performance as a % of Target” and “2010 Actual Performance as a % of Salary” in the table at the top of 21 would have been as follows:

	2010 Target Incentive as a % of Salary	2010 Actual Performance as a % of Target	2010 Actual Performance as a % of Salary
Dr. Surya N. Mohapatra	150	52.1	78.1
Robert A. Hagemann	90	52.1	46.8
Dr. Jon Cohen	65	52.1	33.8
Dr. Joan E. Miller	70	56.3	39.4
Wayne R. Simmons	70	41.1	28.8

For purposes of the Company’s February 2007 performance share awards, the earnings per share from continuing operations that the Committee used for purposes of determining the Company’s compound annual growth rate of earnings per share from continuing operations relative to its comparator group was subject to adjustment by the Committee in the exercise of its discretion for pre-defined items in substantially the same manner and for the same reasons described above for the SMIP.  These adjustments could have increased or decreased earnings per share from continuing operations for purposes of the performance share awards.

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

For the February 2007 performance share awards, the Committee adjusted earnings per share from continuing operations to reflect excess charges for restructuring programs (-$0.025), losses on the extinguishment of debt (+$0.065) and a change in accounting standards (+$0.01).  These negative adjustments and positive adjustments resulted in an aggregate net positive adjustment of (+$0.05).  Had the Committee decided not to make these adjustments, the earnings multiple for February 2007 performance share awards would have been 104% of target rather than 127% of target (before adjustment to reverse the effects of the calculation error described at page 23 of the proxy statement), and the number of shares earned by each named executive officer would have been reduced accordingly.

In future filings, the Company will provide further disclosure of its policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals and clarify the factors considered in decisions to increase or decrease compensation materially.  Draft disclosure based on the 2010 facts is set forth below.  Changes from the 2011 proxy statement are shown by blacklining.  Disclosure included in any future proxy statement will reflect the actual decisions made by the Committee during or in respect of the year or performance period being reported on.

Annual Cash Incentive Compensation

****

For each named executive officer, the threshold, target and maximum performance criteria are established with payout opportunities set at zero, one-times (1x), and two-times (2x) target incentive, respectively. Rewards for performance levels between these levels are interpolated. All annual cash incentive payments to our named executive officers are subject to the achievement of specific performance goals and, if achieved, are scheduled to be paid on or before March 15th of the year following the completion of the performance year.  The Committee retains the discretion to adjust performance measures to incent management to focus on the operating performance of the Company, to avoid unintended compensation results and to ensure that participants are not inadvertently given incentives to avoid taking actions in the long-term interest of the Company and its shareholders.

****

Earnings per diluted share from continuing operations and revenue are weighted heavily in order to provide the proper incentive to management to stimulate profitable growth. When the Company’s Compensation Committee establishes these performance standards for the year for purposes of the SMIP, it retains discretion to adjust them to ignore the effect of certain specified items.  For 2010, the

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

Committee retained discretion to adjust earnings per share from continuing operations for the following items: (i) gains and losses from the sale of a business; (ii) charges related to the impairment of goodwill or intangible assets; (iii) charges related to reorganization and restructuring programs; (iv) charges related to the acquisition or integration of a company or business; (v) cumulative effect, or one-time gains or losses, associated with the adoption of accounting changes; (vi) extraordinary gains or losses; (vii) gains or losses on debt extinguishment and (viii) effects of changes in tax laws or the rate on deferred tax assets and liabilities.  The Committee selected these items because the Committee desires to incent management to focus on the operating performance of the Company and these items (1) reflect matters outside the control of participants which could create “windfall” benefits or undue penalties for participants (for example, changes in tax laws or accounting standards) or (2) accommodate the Committee’s concern not to inadvertently penalize participants for taking actions in the long-term interest of the Company and its shareholders (for example, a restructuring of operations) out of concern for the action’s impact on earnings per share from continuing operations.

For 2010 SMIP awards, in the exercise of its discretion, the Compensation Committee adjusted earnings per share from continuing operations to exclude charges of $0.09 per share related to certain 2010 restructuring programs.  The Committee made this adjustment to ensure that participants would not be penalized for having taken decisions that foster long-term value creation, by rationalizing operations and allowing for long-term reductions in cost, but that had a negative impact on 2010 earnings per share from continuing operations.  This adjustment to earnings per share from continuing operations resulted in an increase in the payout factor percentage for this performance measure from 73 to 97.  Had the Committee not made this adjustment to earnings per share from continuing operations, numbers under the headings “2010 Actual Performance as a % of Target” and “2010 Actual Performance as a % of Salary” in the table at the top of 21 would have appeared as set forth in the table below:

	2010 Target Incentive as a % of Salary	2010 Actual Performance as a % of Target	2010 Actual Performance as a % of Salary
Dr. Surya N. Mohapatra	150	52.1	78.1
Robert A. Hagemann	90	52.1	46.8
Dr. Jon Cohen	65	52.1	33.8
Dr. Joan E. Miller	70	56.3	39.4
Wayne R. Simmons	70	41.1	28.8

*****

Determination of February 2007 Performance Share Awards

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

*****

At the time of grant, the Committee established baselines, target performance levels, the comparator group and the measurement period. The performance measure was the compound annual growth rate of the Company’s earnings per share from continuing operations (subject to adjustment for predefined items and calculated in accordance with the plan), compared to the annual growth rate of the earnings per share of the companies included in the S&P 500 Healthcare Index2. The measurement period was January 1, 2007 to December 31, 2009.

When the Company’s Compensation Committee established this performance measure, it retained discretion to adjust earnings per share from continuing operations as reported in the Company’s financial statements to ignore the effect of certain specified items.  The Committee retained discretion to adjust earnings per share from continuing operations for the same items identified above in the discussion of the SMIP, and for the same reasons.  The following chart shows the targeted performance levels (awards for performance between these percentiles are interpolated on a straight-line basis).

****

For purposes of calculating the award payouts, in the exercise of its discretion, the Compensation Committee determined to adjust 2009 earnings per share from continuing operations for the following predefined items, in the amount stated: excess charges related to restructuring programs (-$.025); losses on extinguishment of debt (+$.065); and a change in accounting standards (+$.01). The Committee made these adjustments to exclude the impact of these unusual or nonrecurring items and to incent management to make decisions that are focused on long-term value creation.  This determination resulted in an aggregate positive adjustment to earnings per share from continuing operations of $0.05.

The Committee determined that the compound annual growth rate in the Company’s fully diluted earnings per share from continuing operations for the performance period was 16.27% (increased from 15.78% if the Committee had not made the adjustments described above) and that the earnings multiple applicable to these awards during the performance period was 127% of target (increased from 104% if the Committee had not made such adjustments).

****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
United States Securities and Exchange Commission
July 11, 2011

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.

William J. O’Shaughnessy, Jr.
Assistant General Counsel and
Corporate Secretary

Cc:	Brian McAllister, U.S. Securities and Exchange Commission
Ryan Milne, U.S. Securities and Exchange Commission
Erin Wilson, U.S. Securities and Exchange Commission
James Lopez, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer
Stephen T. Giove, Shearman & Sterling, LLP
Donald G. Brenner, PricewaterhouseCoopers LLP